Exhibit 11
Nano-Proprietary, Inc.
Computation of Income (Loss) Per Share

	Three Months ended June 30,		Six Months ended June 30,
	2003	2002	2003	2002

Computation of loss per common share:

Net loss applicable to common shares	$(696,056)	$(1,504,208)	$(1,467,025)	$(2,894,400)

Weighted average number of common shares	85,552,973	63,648,286	82,661,901	62,924,823

Net income (loss) per common share	$(0.01)	$(0.02)	$(0.02)	$(0.04)

Computation of income ( loss ) per common
share assuming full dilution**

** No computation of diluted loss per common share is included for any period because such computation results in an antidilutive loss per common share.